January 6, 2025

Douglas O. McKinnon
Chief Financial Officer
SRM Entertainment, Inc.
1061 E. Indiantown Road, Suite 110
Jupiter, Florida 33477

       Re: SRM Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-41768
Dear Douglas O. McKinnon:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing